SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for June 20, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

Announcement on SENS re appointment of non-executive directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2003

By:	/s/sgd N L Joubert
Name: Dr N L Joubert
Title: Company Secretary

SASOL LIMITED

(Incorporated in the Republic of South Africa)

Share codes:	JSE — SOL	(Isin: ZAE000006896)
NYSE — SSL

Announcement: Appointment of Non-Executive Directors

Sasol Limited announced the appointment of Messrs Steven B Pfeiffer and Anshu Jain as non-executive directors of the company with effect from 1 July 2003.

Steven Pfeiffer is the Chairman of Fulbright Jaworski LLP, a Washington based international law firm with some 750 lawyers specialising amongst other things in oil and gas related legal services. He holds a BA  (Wesleyan University), a MA (Jurisprudence) (Oxford (Christ Church)), a MA (Area Studies — Africa) (School of Oriental and African Studies of the University of London) and a JD (Yale).

Anshu Jain is a member of the Group Executive Committee and Head of Global Markets of Deutsche Bank AG. He joined Deutsche Bank in 1995 from Merrill Lynch (New York) where he was from 1988 to 1995. He holds a BA (Honours) in Economics (Sri Ram College (Delhi University)) and a MBA (Finance) (University of Massachusetts).

Friday, June 20, 2003

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited